JOSEPH F. DANIELS Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4044 Main 212.407.4000
Fax 646.417.7418 jdaniels@loeb.com

June 18, 2012

By Email: CFDraft.Submission@sec.gov Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:               Amira Nature Foods Ltd.

                                      Draft Registration Statement on Form F-1

Ladies and Gentlemen,

On behalf of Amira Nature Foods Ltd., a privately held company organized under the laws of the British Virgin Islands (the “Company”), and in contemplation of the Company’s initial public offering and pursuant to the provisions of the Jumpstart Our Business Startups Act (the “JOBS Act”), we submit herewith for confidential review by the Staff of the Securities and Exchange Commission (the “Commission”), a draft of the Company’s Registration Statement on Form F-1 and certain exhibits thereto (collectively, the “Registration Statement”), in the form of a text searchable PDF file.  The Company hereby confirms its status as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended.  We are submitting the Registration Statement in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Commission regarding submission of draft registration statements by emerging growth companies pursuant to the JOBS Act contained in the Commission’s website (the “Interim Procedures”).

Since this is a confidential submission, the Registration Statement has not been signed and the Company is not submitting a filing fee at this time, as permitted by the Interim Procedures.

To assist the Staff with its review of the Registration Statement, we note that the Company will be undergoing a corporate reorganization prior to the completion of the contemplated offering as more fully described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Corporate Reorganization.”  Certain information to be included in the preliminary prospectus included in the Registration Statement dependent on the proposed terms of the offering and such corporate reorganization has been left blank in the draft submitted, with the intention that all such information will be provided in a revised submission at or prior to the time of public filing of the Registration Statement with the Commission.  In view of the requirement that such public filing precede the marketing of the offering by at least 21 days, we believe there will be sufficient time for the Staff to review such information and appropriate responsive filings to any comments received prior to the marketing period for the offering.  In

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June 18, 2012 Page 2

this regard, we note that pro forma financial information reflecting the contemplated reorganization has not been included in the draft Registration Statement in view of the unavailability of complete disclosure at this time, although this information will be included in the publicly filed Registration Statement as described above.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Joseph F. Daniels

Joseph F. Daniels
Partner

JOSEPH F. DANIELS Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4044 Main 212.407.4000 Fax 646.417.7418 jdaniels@loeb.com

Via E-mail

July 25, 2012

H. Roger Schwall Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:               Amira Nature Foods Ltd.

Dear Mr. Schwall:

On behalf of our client, Amira Nature Foods Ltd., a British Virgin Islands company (the “Company” or “ANFI”), we hereby provide responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 13, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and addressed to Mr. Karan A. Chanana.  In connection with this letter, we are confidentially submitting through the Secure Email system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate the Staff’s review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended F-1.

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Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

H. Roger Schwall July 25, 2012 Page 2

Registration Statement on Form F-1

General

1.         Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  To date, neither the Company nor any authorized person has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”).  Likewise, the Company has confirmed with the underwriters in this offering that, to date, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering.

2.         Where you disclose market data from a third party that you attribute to such third party, please provide us with a copy of the applicable third party report that has been highlighted with a corresponding key to indicate where such market data may be found. If any such third party report was commissioned by you, please file a consent from such third party.

RESPONSE:  Attached as Annex A are copies of the relevant portions of each third party report that has been cited in the Amended F-1.  Each such report is clearly marked to highlight the applicable portion or section containing the statements included in the Amended F-1 and includes a cross-reference to the page or pages on which such information is cited in the Amended F-1.

In response to the Staff’s comment, the Company has filed, as Exhibit 23.3 to the Amended F-1, a consent letter from CRISIL Research authorizing the Company to cite in its Registration Statement to the material contained in its report (the “CRISIL Report”), a copy of which is included in Annex A.  Aside from the CRISIL Report, all other third party reports were publicly available and were not prepared for or on behalf of the Company.

3.         Please provide objective third-party support for each of the following items:

•                  your description at page 2 to your products as a trusted standard of premium quality;

RESPONSE:  As a PowerBrand, as further described in response to comment 30 below, the Amira brand is one of only six food-sector brands and one of only 81

H. Roger Schwall July 25, 2012 Page 3

brands across all industries in India recognized by Planman Marcom for, among other attributes, its brand image, perception and performance, out of a total of 3,000 brands surveyed.  Additionally, in 2012, the Company received Superior Taste Awards for two different types of its Basmati rice products from the International Taste & Quality Institute in Brussels, as judged by an independent panel of chefs and sommeliers on the basis of first impression, vision, smell, texture and taste.  The Company has received internationally recognized quality certifications including an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for its rice processing facility, and a HACCP (Hazard Analysis & Critical Control Points) accreditation.  In addition, the Company’s facilities have received certifications from BRC Global Standards, the U.S. Food and Drug Administration, and SGS Group (an international company which provides health and safety certifications), and its products are Kosher certified.  The Company believes these awards, certifications and accreditations with respect to its brand and the quality of its products conclusively show that the Amira brand is a trusted standard of premium quality.

•                  your statement at page 3 that you are “a leading global provider” of packaged specialty rice, and primarily Basmati rice; and

RESPONSE:  Basmati rice is the Company’s primary product, comprising 69.8% of the Company’s revenue in fiscal 2012. The statement on page 3 of the Amended F-1 that the Company is a “leading global provider” of packaged specialty rice is based on data from the Company’s records about its sales and publicly available information about its competitors that indicate the Company was one of the top five companies in terms of international sales of packaged specialty rice in fiscal 2011.  The CRISIL Report, discussed in response to comment 2 above, also ranks the Company among the top seven Basmati rice producers by total production volume and top five by revenue (Indian and international) in fiscal 2011.  The Company is not aware of any other published report that compares information about the Company’s market share with that of its competitors’ during recent periods.

•                  your references throughout your filing to your “strong relationships” with distributors, customers, local Indian paddy farmers, and a network of procurement agents.

RESPONSE:  The Company has maintained long-standing relationships with its local Indian paddy farmers and procurement agents for extended periods, and in some cases, as long as 27 years.  In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 76 in the Amended F-1 to clarify that its relationships with these persons have been long-standing.

The Company believes that its relationships with its distributors and customers are strong due to the length of such relationships and frequency of repeat transactions with these counterparties.  The Company also believes its penetration into the Indian retail market evidences its strong relationships with its

H. Roger Schwall July 25, 2012 Page 4

customers, including a 28% share of the Basmati rice in Walmart Best Price locations across India.  In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 45 and 76 in the Amended F-1 to clarify that the statements about its strong relationships with these parties are statements of belief.

Prospectus Cover Page

4.         Please delete the reference to the underwriters’ status as “joint book-running managers,” although such disclosure may appear in the underwriting section of your document or on the back cover page.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure in the Amended F-1 to remove the reference to the underwriters’ status as “joint book-running managers” from the cover page of the prospectus.

5.         We note your statement that there is “no assurance that [your application to list your ordinary shares on the New York Stock Exchange] will be approved.”  Please provide disclosure where appropriate that discusses the effect on your offering of your application not being approved. In addition, please advise us as to the status of your application.

RESPONSE:  The New York Stock Exchange (the “NYSE”) cleared the Company to apply to list the ordinary shares on July 12, 2012.  The Company has submitted its initial listing application, which is currently under NYSE review.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended F-1 to reflect that it has already submitted a listing application and included disclosure in the “Underwriting” section that approval for listing is a condition precedent to the underwriters’ obligations pursuant to the underwriting agreement.  The Company expects that its listing application will be approved before the Company publicly files the Registration Statement and has no reason to believe that it will not be approved for listing.  However, the Company undertakes to update its disclosure regarding the status of its listing as necessary as of a date closer to its public filing.

Conventions Which Apply to This Prospectus, page iii

6.         We note your statement at page iii that unless otherwise stated or unless the context otherwise requires, references to “we,” “us,” “our,” “the company,” or “our company” are to the registrant and its subsidiaries and Amira Pure Foods Private Limited (Amira India) and its subsidiaries.  We also note your disclosure at page 5 that following the completion of the share subscription, Amira Nature Foods Ltd (Amira Mauritius) will not wholly own but will control Amira India.  Where material, please clarify in your filing the disclosure that applies primarily to Amira India.  For example, please revise to distinguish between the use of proceeds by the registrant and the use of proceeds by Amira India.

H. Roger Schwall July 25, 2012 Page 5

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 5, 8, 20, 26, 28, 46, 75, 76 and 100 of the Amended F-1 to distinguish which material disclosure applies to Amira India and which applies to ANFI. Additionally, the Company has revised its disclosure on pages 5, 8 and 35 of the Amended F-1 to identify how the offering proceeds will be used by each of Amira India and ANFI.

Prospectus Summary, page 1

7.         Please revise this section to disclose the percentage of your revenue that is derived from your sales in India, and the percentage of your revenue that is derived from other countries or geographical locations.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Amended F-1 to include a breakdown of revenue, by percentage, derived from sales in India and other geographic regions.

8.         We note your use of the term “CAGR.” Please revise your filing to define such term.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Amended F-1 to define the term “CAGR” as “compound annual growth rate.”

9.         You state that Basmati rice is a premium long-grain rice that has historically only been grown successfully in certain Indian states and in a part of the Punjab region located in Pakistan that enjoys the climatic conditions required to grow it successfully.  Thus, it appears that all Basmati rice comes from India and Pakistan.  When you indicate that 65% to 70% of Basmati rice is produced in India, please confirm that 30% to 35% of Basmati rice is produced in Pakistan.

RESPONSE:  The Company confirms that all Basmati rice comes from India and Pakistan.  In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 74 of the Amended F-1 to clarify that 30% to 35% of Basmati rice is produced in Pakistan.

Corporate Structure, page 4

10.       We note your disclosure regarding your corporate structure upon completion of the offering.  Please disclose why you have chosen to use this corporate structure, rather than using a corporate structure whereby the registrant (directly or indirectly) wholly owns Amira India.  Please also disclose in this context the purpose of the exchange agreement that you describe at page 47.

RESPONSE:  The Company advises the Staff that it chose this corporate structure, rather than one in which it would wholly own Amira India, because it allows the Company to use all of the net proceeds of the offering for purposes of the business of the Company and its subsidiaries, while at the same time

H. Roger Schwall July 25, 2012 Page 6

transferring substantially all of the economic interests and control of Amira India to the Company.  A structure where the Company directly or indirectly wholly owns Amira India would generally require the Company to buy out the existing Amira India shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Amended F-1 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Reorganization—Subscription Agreement for Purchase of Amira India Shares upon the Completion of the Offering” to explain the rationale for its choice of corporate structure.  Specifically, under this structure, this transfer of economic interests of and control over Amira India is achieved by Amira Mauritius using substantially all of the net proceeds of the offering to subscribe for newly issued equity shares of Amira India, with the remainder being held by the Company to fund its future operating expenses.  Were it to use alternative structures to achieve the same or a complete transfer of interests and control, such as where Amira Mauritius or its subsidiary merged or consolidated with, purchased the outstanding equity shares of, or purchased the assets of Amira India, the current holders of Amira India equity shares, and not the corporate successor to the Amira India business, would typically receive the purchase price.  As disclosed in the section entitled “Use of Proceeds” in the Amended F-1, the Company intends to use the net proceeds of the offering to partially fund the development of a new processing facility in India, to repay outstanding indebtedness, and for working capital and other general corporate purposes.  No existing holders of Amira India equity shares will receive any portion of the net proceeds of the offering.

The Company has further revised its disclosure on page 47 of the Amended F-1 to explain the purpose of the exchange agreement, which is to provide the terms upon which the shares held by the current holder(s) of Amira India equity shares may eventually be converted into ordinary shares of ANFI at the option of these holder(s) and to give the Company the flexibility to convert these Amira India equity shares into ANFI ordinary shares prior to a change of control in order to increase returns to the Company’s shareholders in the change of control.

11.       With a view toward disclosure, please clarify the relative timing of each material step of your planned reorganization and offering.  For example, please clarify the anticipated timing of each of the following events:

•                 execution of the subscription agreement and the determination of the related per share value of the Amira India shares;

RESPONSE:  The Company anticipates that the per share value of the Amira India shares will be determined contemporaneously with the execution of the subscription agreement, which will take place immediately prior to the filing and distribution of the preliminary prospectus containing a price range for this offering.  In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 46 and F-8 of the Amended F-1 to clarify that the subscription agreement will be executed immediately prior to the filing and

H. Roger Schwall July 25, 2012 Page 7

distribution of the preliminary prospectus containing a price range for this offering.

•                 finalization of Mr. Chanana’s purchase of the remaining 11.6% of the equity shares of Amira India;

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Amended F-1 to clarify that the purchase will not be effected until Indian regulatory approval for the purchase is obtained, which may occur before or after the completion of this offering.

•                 effectiveness of your registration statement;

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Amended F-1 to clarify that the Company expects the Registration Statement will become effective after the filing and distribution of the preliminary prospectus containing a price range immediately prior to the pricing of this offering and the signing of the underwriting agreement.

•                 signing of the underwriting agreement; and

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Amended F-1 to clarify that it will sign the underwriting agreement following the effectiveness of the Registration Statement and concurrently with the pricing of this offering.

•                 closing of your offering.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Amended F-1 to clarify that closing is expected to occur three business days after the commencement of trading and within four business days of the effective date of the Registration Statement.

12.       Please also clarify whether the closing of the offering is contingent upon the closing of the subscription agreement and the closing of Mr. Chanana’s purchase of the remaining 11.6% equity shares of Amira India.

RESPONSE:  The Company confirms that the closing of the offering will be contemporaneous with the closing of the subscription pursuant to the subscription agreement.  In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 46 of the Amended F-1 to clarify that the subscription agreement will close contemporaneously with the closing of the offering.  The Company has also revised its disclosure on page 46 of the Amended F-1 to clarify that the closing of the offering is not contingent upon the closing of Mr. Chanana’s purchase of the remaining 11.6% equity stake in Amira India.

H. Roger Schwall July 25, 2012 Page 8

13.       Please clarify in your diagram at page 5 the extent of any common management between the registrant and Amira India.

RESPONSE:  Karan A. Chanana is Chairman and Chief Executive Officer of ANFI and Chairman and Director of Amira India, and Ritesh Suneja and Protik Guha are officers of each of ANFI and Amira India.  In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 49 of the Amended F-1 to disclose the members of management for each of ANFI and Amira India.

Risk Factors, page 11

We have incurred a substantial amount of debt..., page 13

14.       We note your reference to your obligation to comply with financial terms under your debt arrangements, such as maintaining a specific debt service coverage ratio.  Please disclose all material details regarding such financial terms.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure under the risk factor entitled “We have incurred a substantial amount of debt. If we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated, which could harm our business and financial condition” on page 13 of the Amended F-1, to disclose all material terms regarding the financial terms under the Company’s debt arrangements, including the current asset coverage ratio required to be maintained by Amira India under the terms of its secured revolving credit facilities.  The secured revolving credit facilities are Amira India’s only material credit facilities (as further described in response to comment 48 below).

The price we charge for our Basmati rice..., page 14

15.       We note your disclosure that you are currently not able to hedge against price risks related to Basmati rice.  Please clarify why you are not currently able to hedge against such risks.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Amended F-1 to clarify that Company is not able to hedge against price risks related to Basmati rice because Basmati rice futures are not actively traded on any commodities exchange.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks..., page 15

16.       You state that you have made direct and indirect sales of rice to Iran.  In addition, you state on pages 11, 18, and elsewhere in the registration statement that you sell your products in the Middle East and Africa, regions generally understood to include Syria and Sudan.  Iran, Syria, and Sudan are countries designated as state sponsors of

H. Roger Schwall July 25, 2012 Page 9

terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, whether through direct or indirect arrangements. Include information regarding any goods you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities controlled by those governments.

RESPONSE:  The Company is aware of the sanctions and export controls applicable to the identified countries imposed by the United States and has conducted a detailed review of its past, current and anticipated business regarding the identified countries.  To the extent they would apply to the Company’s activities, the U.S. sanctions and export controls applicable to Iran, Syria and Sudan all currently permit sales of all of the Company’s products, which are food products.

Regarding prior transactions involving such countries, the Company hereby supplementally informs the Staff that the Company directly sold an immaterial amount of third-party branded rice to Syria and Iran in fiscal 2011 and 2012. Such direct sales to Iran comprised approximately 0.02% of the Company’s total revenue in fiscal 2011 and sales to Syria comprised approximately 0.3% of the Company’s total revenue in fiscal 2012.  To the best of the Company’s knowledge, none of the customers to which the Company sold such products is directly or indirectly controlled by the governments of Iran or Syria.

The Company has not had and does not have any offices, employees or other service providers, or other operations in any of these countries.  Amira India and its subsidiary, Amira C Foods International DMCC (“Amira Dubai”), sell some of the Company’s products to private wholesalers in the United Arab Emirates who may have resold such products to Iran and Syria.  These wholesalers are not on any sanctions list.  Amira India and Amira Dubai do not have control over any resales or other activities of such wholesalers.  The Company’s review of its historical business with its customers and wholesalers suggests that in the three year period ended March 31, 2012, maximum indirect sales to private companies in Iran and Syria represented less than 1.7% of the Company’s total revenue.

While the Company, as noted on page 16 of the Amended F-1, is still working to develop and implement formal controls and procedures to ensure its compliance with all applicable sanctions and export controls rules following this offering, its current and anticipated policy in this regard is not to trade, directly or indirectly, with countries or persons in countries subject to sanctions or export controls of the United States, the European Union and other nations.

17.       Please discuss the materiality of the contacts with Iran, Syria, and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address

H. Roger Schwall July 25, 2012 Page 10

materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, or Sudan.

RESPONSE:  The Company believes that the risks to investors presented by its historical, current and anticipated business activities involving these countries are adequately disclosed in the Amended F-1.  The existing disclosure discusses the materiality of prior transactions from a quantitative perspective, regarding both the amount of revenues involved (with respect to Iran and Syria, less than 1.7% of the Company’s revenues during the three year period ended March 31, 2012) and the potential regulatory consequences ($250,000 or twice the value of the transaction involved), allowing potential investors to assess the magnitude of the risks being discussed.  The Company has also considered qualitative factors and disclosed that the transaction of business with countries facing international sanctions or export controls could cause investors to sell or not purchase its ordinary shares, which could negatively affect the trading prices of its ordinary shares following the offering, and how such activities could harm its reputation.  Especially when comparing the Company with other registrants that may conduct regular, on-going business in and with countries which are the subject of international sanctions or export controls, and that operate in industries such as armaments or chemicals, the Company believes its regulatory risk profile and compliance policies in this area are presented in a balanced manner in the Amended F-1, particularly in light of its status as a food provider.

Our insurance policies may not protect us…, page 19

18.       Please clarify, if true, that you do not have insurance coverage for damage to your inventory or for business interruption.

RESPONSE:  Amira India maintains insurance coverage for business risks in keeping with industry standards, including coverage for damage to its inventory and other such business disruptions. In response to the Staff’s comment, the Company has clarified this further by making appropriate changes to the risk factor entitled “Our insurance policies may not protect us against all potential losses, which could harm our business and results of operations” on page 19-20 of the Amended F-1.

H. Roger Schwall July 25, 2012 Page 11

Restrictions on foreign investment in India…, page 23

19.       We note your disclosure regarding restrictions on foreign investment in India.  Please revise to clarify the practical effect of such restrictions on the registrant, Amira India, and your corporate structure.  Please also clarify any related risks that are material.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Amended F-1 to clarify the practical effect of the foreign investment restrictions in India and to clarify the material risk that such regulations may have on the ability of the Company to make further investments in India.

Use of Proceeds, page 35

20.       We note your disclosure relating to the estimated amounts you intend to allocate to each of the identified uses.  Please present the information in tabular form to facilitate clarity.  Please also ensure to disclose in this section the estimated net amount of the proceeds broken down into each principal intended use. In that regard, we note that you have described other uses for the proceeds in other sections of your filing.  Please also provide necessary detail for each intended use.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 35 of the Amended F-1 to present the estimated amounts to be used by the Company in tabular form and by principal intended use.  Where the proceeds are to be used to pay indebtedness, the revised disclosure also includes a discussion of the interest rates and repayment schedule for such debt facilities.

21.       We note that a portion of the proceeds will be used to repay outstanding debt.  Please revise to disclose whether, upon repayment of the facilities, you have any plans to immediately draw down on the facilities and, if so, for what purposes.  In addition, please revise to set forth the interest rate and maturity of such indebtedness.  If such indebtedness was incurred during the last year, please disclose the uses to which the proceeds of such indebtedness were put.  See Item 3.0.4 of Form 20-F.

RESPONSE:  The secured revolving credit facilities represent the only outstanding debt that the Company intends to repay with a portion of the proceeds of this offering. In response to the Staff’s comment, the Company has revised its disclosure on page 35 of the Amended F-1 to clarify that it does not intend to immediately draw down on such facilities following repayment and has included a discussion of the interest rates and maturity date for the facilities.  Disclosure has also been added to specify that in the past year, the proceeds of such indebtedness has been used to procure rice paddy and other raw materials.

H. Roger Schwall July 25, 2012 Page 12

Dividend Policy, page 36

22.       We note your disclosure at page 36 regarding limitations on the payment of dividends under Indian law.  Please revise your filing to clarify the practical effect of such limitations on the ability of the registrant and Amira India to pay dividends.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Amended F-1 to clarify that restrictions on dividend payments under Indian law may preclude Amira India from paying dividends to its shareholders if it does not have sufficient profits in a particular year or sufficient accumulated profits to permit payment of dividends to its shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Corporate Reorganization, page 46

23.       We note your disclosure stating that as of the date of your prospectus, 88.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana and his affiliates.  Please confirm, if true, that this individual is also currently the sole shareholder in ANFI.

RESPONSE:  In response to the Staff’s comment, the Company confirms and has revised its disclosure on page 47 of the Amended F-1 to clarify that Mr. Chanana is also the sole shareholder of ANFI.

24.       We note your disclosure indicating that Amira Mauritius will enter into a share subscription agreement with Amira India contemporaneously with this offering pursuant to which Amira India will issue and sell to Amira Mauritius a certain number of its equity shares.  We understand you may be contemplating accounting for this transaction as a reverse acquisition as disclosed in footnote (2) of your summary consolidated financial information on page 10.  Please clarify for us why you believe this transaction results in the reverse acquisition of Amira India of ANFl as it appears to represent a reorganization of entities under common ownership.  Please expand your disclosure to provide further detail as to how you intend to account for the share subscription agreement and indicate the authoritative guidance you are relying on to support your proposed accounting of this transaction.

RESPONSE:  The Company agrees that this offering and reorganization is a reorganization of entities under common control, and not a reverse acquisition.  A reorganization involving entities under common control is outside the scope of IFRS 3, and there is no other authoritative guidance under IFRS for accounting of similar transactions. Accordingly, management is required to use its judgment to develop an accounting policy that is relevant and reliable, in accordance with paragraph 12 of IAS 8.  Management intends to apply the pooling of interest method to account for this reorganization upon the completion of this offering. This method is also prescribed under U.S. GAAP for the reorganization of entities under common control. Using the pooling of interest method, upon the closing of

H. Roger Schwall July 25, 2012 Page 13

the share subscription, the assets and liabilities of Amira India will be recorded at their carrying values in the consolidated financial statements of ANFI. Any non-controlling interest in Amira India will be measured as a proportionate share of the book value of the assets and liabilities of Amira India.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 38 and 44 of the Amended F-1 to delete references to reverse acquisition and to clarify that such transactions will result in a reorganization of entities under common control.

25.       We note your reference at page 47 to rights triggered upon a change of control “as defined in the exchange agreement.”  Please revise your filing to disclose the meaning of a change of control in this context.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 48 of the Amended F-1 to provide the meaning of “change of control”, as defined in the exchange agreement.

Results of Operations, page 53

Comparison of Fiscal Year Ended March 31, 2012 and 2011, page 53

Income Tax Expense, page 55

26.       We note your disclosure stating that you recognized an income tax liability of $1.9 million and a deferred tax liability of $4.8 million in accordance with your amounting policy on deferred tax for unutilized tax gains as of March 31, 2012.  Please expand your disclosure to describe the accounting policy you are referring to within this statement.

RESPONSE:  The Company recognized an income tax liability of $1.9 million and a deferred tax liability of $4.8 million as of March 31, 2012.  In accordance with the Company’s accounting policy on deferred tax, deferred income taxes are calculated using the balance sheet liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as of the reporting date.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 and 59 of the Amended F-1 to describe its accounting policy on deferred tax.

Quantitative and Qualitative Disclosure about Market Risks, page 65

Credit Risk Analysis, page 67

27.       We note your disclosure stating that there are no trade receivables that are impaired as of the years ended March 31, 2010, 2011 and 2012. Please reconcile this

H. Roger Schwall July 25, 2012 Page 14

disclosure with your table showing impairment of accounts receivable in the amounts of $103,657 and $111,551 for your fiscal years ended March 31, 2011 and 2012, respectively.

RESPONSE:  The Company confirms that there was impairment of trade receivables amounting to $103,657 and $111,551 for the fiscal years ended March 31, 2011 and 2012, respectively.  However, there were no trade receivables that were impaired in the fiscal year ended March 31, 2010.  In response to the Staff’s comment, the Company has revised its disclosure on page 68 to correct and clarify that no trade receivables were impaired in fiscal 2010 and to disclose the amount of impairment in the fiscal years ended March 31, 2011 and 2012.

Liquidity Risk Analysis, page 68

Non-IFRS Financial Measure, page 69

28.       Within your calculation of EBITDA you appear to subtract finance costs, income tax expense, and depreciation and amortization from after tax profit, even though these amounts are being added to arrive at EBITDA. Please revise your presentation accordingly.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 71 of the Amended F-1 to clarify its presentation of its calculation of EBITDA as profit for the year (after tax) plus finance costs, income tax expense and depreciation and amortization.

Industry, page 71

29.       Please tell us why you present in this section dollar amounts that have been translated from Indian Rupees to U.S. dollars based on the exchange rate of Rs 45.5 per $1.00. In that regard, we note your reference at page iii to the exchange rate of Rs 56.38 per $1.00 on May 31, 2012.

RESPONSE:  A significant portion of the data related to the Basmati rice industry included in the “Industry” section and in other parts of the Registration Statement has been included based on the CRISIL Report.  Further, the industry data included in the Registration Statement based on the CRISIL Report mostly relates to fiscal 2011 or prior periods. CRISIL Research used an exchange rate of Rs 45.5 per $1.00 in this report, which closely approximates the exchange rate during the periods covered by the report.  For instance, the exchange rate as of March 31, 2011, as cited by the Federal Reserve Bank of New York, was Rs. 44.54 per $1.00.

Because many references in the Industry section to U.S. dollar amounts are not cited from the CRISIL Report, and some references in other sections to U.S. dollar amounts were cited from the CRISIL Report, the Company has revised its disclosure on page iii of the Amended F-1 to state that except as otherwise stated, all U.S. dollar amounts cited to CRISIL Research that involve translations

H. Roger Schwall July 25, 2012 Page 15

from Rupees are based on the exchange rate of Rs. 45.5 per $1.00.  The Company has also revised the disclosure on page 72 of the Amended F-1 to delete the sentence at the very beginning of the “Industry” section to which the Staff refers.

Business, page 74

30.       We note your reference to your recognition as one of only six food “Power Brands” in your Indian market. Please revise to explain the meaning of such term.

RESPONSE:  Planman Marcom, an Indian marketing and communications company, compiled and published a reference book that identifies approximately 81 of the most powerful brands in India, based on a multi-stage survey of 10,000 consumers in 22 cities across India.  Each brand that is profiled in the book, which has been narrowed from an initial list of 3,000 brands, is referred to as a “PowerBrand” and is selected based on its recall value, brand awareness, brand image and perception, brand performance and brand association.  In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Amended F-1 to clarify the meaning of the term “PowerBrands.”

Employment Agreements, page 88

31.       Please revise your filing to provide an illustrative example of the calculation of the cash payments that would be payable to Mr. Chanana in the event of his termination without cause or in the event that he terminates his employment for good reason. Please provide examples of such calculation both in the event of termination in connection with a change in control, and in the event of termination not in connection with a change in control.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Amended F-1 to provide an example of the cash payments, based on compensation received in fiscal 2012, that would be payable to Mr. Chanana in the event that he is terminated without cause or that he terminates his employment for good reason, both in connection with and unrelated to any change in control.

Related Party Transactions, page 96

32.       Please disclose all material terms of the personal guarantees issued by Mr. Chanana and Ms. Daing.  We note your related reference to such guarantees at page 58.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 59 and 99 of the Amended F-1 to provide a description of the material terms of the personal guarantees issued by Mr. Chanana and Ms. Daing.

H. Roger Schwall July 25, 2012 Page 16

Description of Share Capital, page 98

33.       Please revise your filing to clarify whether you intend to hold annual meetings of shareholders of the registrant.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amended F-1 to clarify that pursuant to the provisions included in its amended and restated memorandum and articles of association, the Company will hold annual shareholder meetings.

Taxation, page 110

34.       Please provide your analysis as to why you have not filed a tax opinion from counsel concerning your disclosure under “Taxation.”  See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.A.2., n.40 at http://sec.gov/interps/legal/cfslb19.htm#sdfootnote40anc.

RESPONSE:  The Company has concluded that no tax opinion is required regarding its disclosure under “Taxation”, because the offering does not involve material tax consequences of the type referred to in Staff Legal Bulletin No. 19 (“SLB 19”), and the Amended F-1 does not include any representations about tax consequences.

The Company believes that this offering and the corporate reorganization that will occur contemporaneously with the offering do not constitute transactions that involve material tax consequences to potential investors, since neither are structured in a way that would result in the type of unusual U.S. or foreign tax consequences to the Company’s shareholders that are mentioned in SLB 19 (for instance, a tax-free merger or exchange, or an investment offering a significant tax benefit).

The Company also notes that while the Amended F-1 does state, in the interest of full and fair disclosure, the Company’s beliefs regarding the likelihood of the classification of the Company as a “passive foreign investment company” for U.S. federal income tax purposes, and of the applicability of recent amendments to the Indian Income Tax Act, 1961 on residents of countries with a Double Taxation Avoidance Treaty with India, such beliefs are qualified in each case by extensive accompanying caveats and assumptions, including that further clarification may be forthcoming from Indian regulatory and tax authorities regarding the recent amendments to the Indian Income Tax Act, 1961.  As a result, the Company has concluded that these and its other statements concerning tax-related risks in the “Taxation” section and elsewhere in the Amended F-1 do not constitute a representation about tax consequences, but rather a discussion of potential risks, and its beliefs about the extent of these risks.

H. Roger Schwall July 25, 2012 Page 17

Underwriting, page 120

35.       Please ensure that you disclose in your filing all material terms of the underwriting agreement, including the terms and conditions that you reference at page 120.

RESPONSE:  In response to the Staff’s comment, the Company has reviewed the disclosure regarding the underwriting agreement in the “Underwriting” section of the Amended F-1 and revised such disclosure on page 121 to ensure that all material terms are disclosed.

36.       We note you will be paying a consulting fee in connection with your corporate reorganization and the offering to Shree Capital Advisors, Ltd. equal to approximately 2.0% of the total size of the offering and reimbursing that firm for expenses incurred in connection with such engagement.  Please describe that reorganization and also what other firms were considered for this consulting engagement.

RESPONSE:  The corporate reorganization referred to is the reorganization described in the sections of the Amended F-1 entitled “Prospectus Summary—Corporate Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Reorganization” on pages 5 and 47 of the Amended F-1.  Prior to retaining Shree Capital Advisors, Ltd. for this consulting engagement, the Company considered numerous potential financial advisors.  In fact, the Company previously retained one of these firms to provide financial advisory services, but subsequently terminated its services due to its lack of progress.

37.       Please revise your prospectus cover page to disclose the fee arrangement you have with Shree Capital Advisors Ltd.

RESPONSE:  The Company notes the requirement of Item 501(b)(3) of Regulation S-K regarding the disclosure of the net proceeds of the offering after underwriting discounts and commissions on the prospectus cover page.  However, since the Shree Capital Advisors, Ltd. consulting fee does not constitute either, the Company believes that inclusion of the consulting fee together with the underwriters’ discount on the prospectus cover page may lead to investor confusion.  The consulting fee is fully disclosed on pages 8, 35 and 122 of the Amended F-1 and the Company believes the potential for misunderstandings in this regard outweigh any potential benefit from repeating the disclosure on the prospectus cover page.

Financial Statements, page F-1

38.       Please comply with paragraph 10 of IAS 10 and disclose the date when the financial statements were authorized for issue and who gave that authorization.

H. Roger Schwall July 25, 2012 Page 18

RESPONSE:  In response to the Staff’s comment and in accordance with paragraph 17 of IAS 10, the Company has revised its disclosure on page F-39 of the Amended F-1 to clarify that the consolidated financial statements were both approved and authorized for issue by the Company’s board of directors on June 15, 2012.

Consolidated Statements of Financial Position, F-3

39.       Please include a separate line item for provisions on your consolidated statements of financial position to comply with paragraph 54 of IAS 1.

RESPONSE:  The Company has reviewed paragraph 54 of IAS 1.  There is no transaction requiring recognition as provision in accordance with IAS 37 during the periods included in the financial statements.  Accordingly, there is no separate line item for provision which needs to be disclosed in the consolidated statements of financial position pursuant to paragraph 54 of IAS 1.

Note 3 — Transition to IFRS, page F-8

40.       We note your disclosure stating that since the Group has not previously prepared consolidated financial statements, reconciliations from previous GAAP have not been presented in accordance with paragraph 38 of IFRS 1.  Please tell us how paragraph 38 applies in this case, or revise your reference as necessary.

RESPONSE:  The reference to paragraph 38 was a typographical error and should reference paragraph 28 of IFRS 1. In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of the Amended F-1 accordingly.

Note 5 — Summary of significant amounting policies, page F-10

Note 5.5 — Inventory, page F-12

41.       Please expand your disclosure to address your accounting for inventory write-downs and reversals.  In addition, please disclose how you calculate net realizable value for each type of inventory.

RESPONSE:  The Company submits that there were no inventory writedowns or reversals during the periods reported.  In response to the Staff’s comment, the Company has revised its disclosure in Note 9 to the financial statements on page F-20 of the Amended F-1 to affirmatively state that there were no inventory writedowns or reversals during the periods reported. It has also revised the disclosure on page F-12 to state the Company’s basis for calculating net realizable value, which is expressed as the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

H. Roger Schwall July 25, 2012 Page 19

Note 9 — Inventories, page F-20

42.       Please disclose the amounts of borrowing costs you have capitalized as a component of inventories paragraph 26 of IAS 23.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page F-20 of the Amended F-1 to report that borrowing costs capitalized during the years ended March 31, 2010, 2011 and 2012 were $11,478,919, $15,965,739 and $13,014,022, respectively.

Note 28 — Commitments and contingent liabilities, page F-32

43.       We note your disclosure on page 83 in which you state you are currently in negotiations to settle a trademark infringement issue.  Please tell us why you have not disclosed information with respect to this contingency in your financial statements.

RESPONSE:  The trademark infringement issue described on page 84 of the Amended F-1 relates to proceedings initiated by Arab & India Spices LLC against a distributor of Amira India’s products in the United Arab Emirates.  Although Amira India was not a party to these proceedings, it volunteered to engage in settlement negotiations with Arab & India Spices LLC in order to protect its ability to sell its “Amira” branded products in the United Arab Emirates.  Accordingly, pursuant to IAS 37, the Company does not believe that this issue requires any recognition or disclosure in its financial statements.  In response to the Staff’s comment, we have amended our disclosure on page 84 in the Amended F-1 to explain that there is no existing monetary claim against Amira India in this matter.

44.       On page 83 you state that you are involved in government tax audits of tax returns for previous periods, and you may be required to pay approximately $500,000 of additional taxes as a result of these proceedings.  Please tell us where you have recorded this obligation in your financial statements and provided the disclosures required by IAS 37 with respect to this tax contingency.

RESPONSE:  The tax matter explained on page 84 of the Amended F-1 does not meet the recognition criteria prescribed in IAS 37; hence the obligation has not been recorded in the Company’s books of accounts.  However, in accordance with IAS 37 and in response to the Staff’s comments, the Company has updated its disclosure in Note 28 to the financial statements on page F-31 of the Amended F-1 to disclose this tax matter as a contingent liability.

Note 29 - Segment reporting, page F-32

45.       Please confirm you do not report material revenues from any individual foreign country that would require separate disclosure under paragraph 33 of IFRS 8.  Supplementally, please provide us with a schedule showing revenues for each foreign country in which you did business for the three fiscal years ended March 31, 2012.

H. Roger Schwall July 25, 2012 Page 20

RESPONSE:  In response to the Staff’s comments and in accordance with paragraph 33 of IFRS 8, the Company has revised its disclosure on page F-32 to break out revenue from India and from other foreign countries where revenue is material, as follows:

	March 31, 2010%		March 31, 2011%		March 31, 2012%
India (domicile)	$94,022,697	47%	$97,319,257	38%	$111,966,765	34%

International

Kuwait	50,922,206	25%	42,658,006	17%	86,786,515	26%

United Arab Emirates	12,270,555	6%	7,936,410	3%	34,047,933	11%

Bangladesh	7,602,237	4%	47,984,808	19%	16,476,499	5%

Others	36,846,188	18%	59,112,640	23%	79,702,087	24%

International	107,641,186	53%	157,691,864	62%	217,013,034	66%

Total	$201,663,883	100%	$255,011,121	100%	$328,979,799	100%

46.       Disclosure on pages 77 and 78 of your document identifies various products you sell including premium basmati rice, value basmati rice, other specialty rice and value add meals, ready to eat snacks, oil, and dairy products.  In view of your activity with respect to these different products, tell us how you considered the disclosure requirements of paragraph 32 of IFRS 8.

RESPONSE:  The Company categorizes all varieties of rice that it produces as a group of similar products.  Revenue from each of the Company’s other products, namely value add meals, ready to eat snacks, oil and dairy products, are deemed to be individually immaterial.  In response to the Staff’s comments and in accordance with the requirements of paragraph 32 of IFRS, the Company has revised its disclosure on page F-32 of the Amended F-1 to include the following:

	March 31, 2010%		March 31, 2011%		March 31, 2012%

Rice	$168,589,218	84%	$212,606,851	83%	$295,715,394	90%

Other products	33,069,180	16%	42,388,556	17%	33,264,405	10%
Total	$201,658,398	100%	$254,995,407	100%	$328,979,799	100%

H. Roger Schwall July 25, 2012 Page 21

Exhibits and Financial Statement Schedules, page ll-1

47.       Please file the amended and restated memorandum and articles of association that will be in effect upon the completion of this offering.  We note your related reference at page 98.

RESPONSE:  In response to the Staff’s comment, the Company hereby undertakes to submit a form of the amended and restated memorandum and articles of association referenced on page 100 of the Amended F-1 as an exhibit to its next amendment of the Registration Statement.

48.       Please file all material agreements. In that regard (and as examples only), we note that the following agreements have not been submitted with your draft registration statement or included in your exhibit index:

•                 any agreements with your third-party processors referenced at page 12;

RESPONSE:  The Company has not entered into any agreements with its third-party processors and therefore has not submitted any such agreements as an exhibit to the Registration Statement.

•                 the agreement between the registrant and Mr. Chanana relating to the right of first refusal described on page 47;

RESPONSE:  In response to the Staff’s comment, the Company hereby undertakes to submit a form of the exchange agreement with Amira India, which agreement includes provisions granting a right of first refusal to Mr. Chanana, as an exhibit to its next amendment of the Registration Statement.

•                 the exchange agreement described on page 47;

RESPONSE:  In response to the Staff’s comment, the Company hereby undertakes to submit a form of the exchange agreement with Amira India as an exhibit to its next amendment of the Registration Statement.

•                 your debt arrangements (other than the working capital consortium agreement) and the personal guarantees described at page 58; and

RESPONSE:  The Company had total outstanding debt as of March 31, 2012 of $140 million, of which $104.5 million or 75% was comprised of debt under the Company’s secured revolving credit facilities.  The remaining 25% of outstanding debt is comprised of an aggregate of 23 different debt arrangements, none of which is independently material.  Accordingly, the Company confirms that other than its secured revolving credit facilities, there are no other material debt arrangements that may be required to be filed with the Registration Statement.

H. Roger Schwall July 25, 2012 Page 22

In response to the Staff’s comment, the Company has submitted as Exhibits 10.12 and 10.13 copies of the personal guarantees described on page 59 of the Amended F-1.

•                 the lock-up agreements described at page 118.

RESPONSE:  The lock-up agreement described on page 119 of the Amended F-1 is part of the underwriting agreement, which will be provided as an exhibit to the Company’s next amendment to the Registration Statement.

In the alternative, please tell us why you do not believe that such agreements are required to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:  A comprehensive list of the documents that the Company has submitted as Exhibits to the Amended F-1 is as follows:

Exhibit No.	Document Name

3.2	Certificate of Name Change

10.11	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders

10.12	Personal Guarantee, dated June 15, 2012, by Karan A. Chanana

10.13	Personal Guarantee, dated June 15, 2012, by Anita Daing

10.14	Form of Subscription Agreement

23.3	Consent of Crisil Research

Exhibit Index, page 11-6

49.       We note your descriptions of the offer letters filed as Exhibits 10.5, 10.6 and 10.7.  Such descriptions indicate that the registrant is a party to each such offer letter.  However, we note that each such offer letter was not signed on behalf of the registrant, but on behalf of Amira Hi Foods International Ltd.  Please advise.  In addition, please tell us why the offer letters were not signed on behalf of the registrant, and tell us the role played by Amira Hi Foods International Ltd. in your corporate structure and business.

RESPONSE:  The Company was incorporated as Amira Hi Foods International Ltd. on February 20, 2012.  It subsequently changed its corporate name to Amira Nature Foods Ltd on May 17, 2012.  A copy of the certificate of name change is submitted as Exhibit 3.2 to the Amended F-1.

H. Roger Schwall July 25, 2012 Page 23

The Company has authorized me to acknowledge on its behalf that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please feel free to contact me at 212-407-4147 or jdaniels@loeb.com.

Sincerely,

/s/ Joseph F. Daniels

Joseph F. Daniels
Partner

JOSEPH F. DANIELS Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4044 Main 212.407.4000 Fax 646.417.7418 jdaniels@loeb.com

Via E-mail

August 23, 2012

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:               Amira Nature Foods Ltd.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1

Submitted July 25, 2012

CIK No. 0001552448

Dear Mr. Schwall:

On behalf of our client, Amira Nature Foods Ltd., a British Virgin Islands company (the “Company” or “ANFI”), we hereby provide responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 9, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and addressed to Mr. Karan A. Chanana.  In connection with this letter, we are confidentially submitting through the Secure Email system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate the Staff’s review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended F-1.

[remainder of page intentionally left blank]

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

H. Roger Schwall August 23, 2012 Page 2

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1

General

1.         We note your response to comment 1 in our letter dated July 13, 2012, and your statement that to date, neither the company nor any authorized person has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act. Please confirm that you will supplementally provide us with any such materials.

Similarly, please confirm that you will provide us with any research reports about you that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. We note your statement that, to date, no such research reports have been published or distributed.

RESPONSE:  The Company acknowledges the Staff’s comment and hereby undertakes to supplementally provide the Staff with: (i) any written materials to potential investors in reliance on Section 5(d) of the Securities Act or (ii) any research reports about the company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering.

Conventions Which Apply to this Prospectus, page iii

2.         We note your disclosure regarding translations from Rupees to U.S. dollars based on a rate that was certified for customs purposes on May 31, 2012. Please tell us why you have not updated such information in your amendment.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages iii, 84, 93 and 103 in the Amended F-1 to update the exchange rate for Rupees to U.S. dollars as of July 31, 2012.  The Company will also revise its disclosure to reflect more recent exchange rates for Rupees to U.S. dollar in subsequent amendments to the Registration Statement, as appropriate.

Risk Factors, page 11

We rely on our one processing and packaging facility and a limited number of third party processing facilities..., page 12

3.         We note your response to the first bullet of comment 48 in our letter dated July 13, 2012, and your statement that you have not entered into any agreements with the third-party processors. Please revise the above-referenced risk factor to include such information. In addition, please remove the statement beginning “To date, there have been no significant delays...” as this statement appears to mitigate the risk asserted.

RESPONSE:  In response to the Staff’s comment, the Company has revised this

H. Roger Schwall August 23, 2012 Page 3

risk factor on page 13 in the Amended F-1 to include such information and remove the statement beginning with “To date, there have been no significant delays”.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks..., page 15

4.         We note your response to comment 16 in our letter dated July 13, 2012. You refer in the amended risk factor to sales to Sanctions Targets and to sales to Iran and Syria, but you do not state clearly that Iran and Syria are Sanctions Targets. Also, you state in the risk factor that indirect and direct sales of rice to Iran currently are allowed under U.S. sanctions laws, but you are silent as to whether U.S. sanctions laws allow such sales to Syria. Please revise the amended risk factor to make clear that Iran and Syria are Sanctions Targets, and to address whether direct and indirect sales of rice to Syria are allowed under U.S. sanctions laws.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 15-16 in the Amended F-1 to state clearly that Iran, Syria, and companies within those countries are Sanctions Targets, and to clarify that U.S. sanctions laws also allow such sales of rice to Syria.

We are a holding company and are dependent on dividends..., page 24

5.         Please revise the sub-caption of this risk factor to reference all material risks described under the sub-caption. For example, please reference the restrictions on the ability of Amira India to pay dividends.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 24 in the Amended F-1 to reference all material risks described under the sub-caption for the above-referenced risk factor.

6.         Please clarify in this risk factor whether Amira India plans to pay dividends to Amira Mauritius. In addition, if the registrant does not plan to pay dividends to its shareholders, please disclose this information in this risk factor and in the prospectus summary. We note your related disclosure at page 29 regarding your intent to retain your future earnings, if any, to fund the development and growth of your business. We also note your disclosure regarding the limitations on your ability to pay dividends to your shareholders.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 25 and 36-37 in the Amended F-1 to clarify that Amira India does not intend to pay dividends to Amira Mauritius and that the Company currently does not intend to pay dividends to its shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

7.         We note your response to the second bullet of comment 11 in our letter

H. Roger Schwall August 23, 2012 Page 4

dated July 13, 2012. Please revise your disclosure at page 47 under “Chanana’s Ownership of ANFl and Amira India” to the extent necessary to discuss how the timing of obtaining Indian regulatory approval in respect of Mr. Chanana’s purchase of 11.6% of the equity shares of Amira India will affect his ownership interests described in such section. Please also revise to clarify whether the diagram at page 6 assumes that such purchase has closed.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 48 in the Amended F-1 to disclose the difference in ownership interest of Mr. Chanana and his affiliates in ANFI in the event that Indian regulatory approval for the remaining 11.6% of the equity shares of Amira India is obtained before or after completion of the offering.  The Company has also revised the diagrams on pages 6 and 49 to clarify that such diagrams assume that the purchase of the 11.6% has closed.

Liquidity and Capital Resources, page 59

8.         Please address in this section on the liquidity and capital resources of the registrant. Please refer to Item 5.B.1(b) of Form 20-F. In that regard, we note your disclosure at page 24 regarding your dependence on dividends from your subsidiaries, and the restrictions on such dividends.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 61 in the Amended F-1 to explain that although the Company is restricted in its ability to fund the Company by receiving dividends from its subsidiaries, the Company may use other means to fund the Company, such as international operations or transactions using transfer pricing principles with its subsidiaries or third-party debt or equity financing, to provide the Company with additional cash resources.

Related Party Transactions, page 97

9.         We note your response to comment 32 in our letter dated July 13, 2012, and your revised disclosure that the indemnification of your directors and officers will include indemnification for Mr. Chanana’s personal guarantees. Please revise your disclosure to disclose all material terms of such indemnification obligation. In addition, please clarify whether this obligation is set forth in your organizational documents, or another agreement. If such obligation is set forth in another agreement, please file such agreement as an exhibit. In addition, please clarify whether Ms. Daing will be afforded similar indemnifications.

RESPONSE:  In response to the Staff’s comment, the Company has submitted as Exhibit 10.15 a form of the indemnification agreement to be entered into with each of the Company’s officers and directors.  The Company has also revised its disclosure on pages 60, 99, 103 and II-1 in the Amended F-1 to disclose the material terms of the Company’s indemnification obligations under such agreements.  Ms. Daing, who is a director of Amira India and not the Company, will not be afforded similar indemnifications.

H. Roger Schwall August 23, 2012 Page 5

Taxation, page 110

10.       We note your response to comment 34 in our letter dated July 13, 2012 that you do not believe a tax opinion is required. However, it appears that the following tax consequences are material to investors: (i) the tax consequences discussed at page 110 under “Indian Taxation,” and (ii) the tax consequences discussed at page 113 under “Taxation on the Sale or Other Taxable Disposition of Ordinary Shares” with respect to the U.S. tax implications if an Indian tax applies to any income arising from the sale of ordinary shares by a U.S. holder. Please obtain and file a tax opinion with respect to such tax consequences. See Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C with respect to the substance of tax opinions, including with respect to tax consequences on which counsel is unable to opine and opinions subject to uncertainty, if applicable.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure regarding Indian tax consequences on pages 32 and 116-117 in the Amended F-1 and submitted as Exhibits 8.1 and 8.2 forms of tax opinion regarding the Indian and U.S. tax consequences discussed on pages 116 and 119 of the Amended F-1, respectively.  Please note that, in complying with the Staff’s comment, certain changes to such disclosure were made at the request of counsel rendering the requested Indian tax opinion.  This is a result of the pre-existing language — which had been included in the interest of full and fair disclosure and represented a more general discussion of potential risks, as indicated in our letter dated July 25, 2012 — not constituting a representation about tax consequences as to which a legal opinion could be expressed under relevant principles of tax opinion practice, including Staff Legal Bulletin No. 19.

Financial Statements, page 1

11.       On page 24 you state that you are dependent on dividends and other distributions from your subsidiaries. However, it is our understanding there may be restrictions on the ability of your subsidiaries to transfer funds to you. Please disclose the nature and extent of these restrictions when filing your consolidated financial statements in future periodic reports. Refer to paragraph 41(d) of IAS 27 for additional guidance. In addition, you will need to determine whether you must file condensed financial information in future periodic reports to comply with Rule 5-04 of Regulation S-X. Refer to Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6:K:2 for additional guidance on this matter.

RESPONSE:  The Company acknowledges the Staff’s comment and hereby undertakes to disclose in its future periodic reports the nature and extent of any restrictions on the ability of the Company’s subsidiaries to transfer funds to us as may be required under paragraph 41(d) of IAS 27. The Company also undertakes to evaluate the applicability of Rule 5-04 of Regulation S-X for its future filings and if applicable, shall file parent—only condensed financial statement in its future periodic reports.

H. Roger Schwall August 23, 2012 Page 6

Exhibits and Financial Statement Schedules, page II-1

12.       We note your response to comment 48 in our letter dated July 13, 2012. Please file the agreements for the related party loans described at page 97. See Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please file the personal guarantees in favor of Bank of Baroda and ICICI Bank that you describe at page 98.

RESPONSE:  In response to the Staff’s comment, the Company has submitted as Exhibits 10.16 and 10.17 the personal guarantees issued in favor of Bank of Baroda and ICICI Bank. The Company  has also submitted as Exhibits 10.19, 10.20 and 10.21 copies of the related party loan agreements with Mr. Chanana for loans received in fiscal 2010, 2011 and 2012.

13.       Please ensure that you have submitted all exhibits that your exhibit index indicates you have submitted. In this regard, we note that it does not appear that you have submitted the documents described in your exhibit index as Exhibits 10.10, 10.12, 10.14 and 23.3.

RESPONSE:  The Company respectfully notes that it believes Exhibits 10.12, 10.14 and 23.3 were previously submitted through the Commission’s Secure Email system on July 25, 2012 and Exhibit 10.10 was previously submitted through the Commission’s Secure Email system on June 18, 2012.  In response to the Staff’s comment, the Company has re-submitted the above-referenced exhibits.

Should you have any questions concerning any of the foregoing, please feel free to contact me at 212-407-4044 or jdaniels@loeb.com.

Sincerely,

/s/ Joseph F. Daniels

Joseph F. Daniels
Partner